                                                               EXHIBIT 99.2




                                 [AGRIUM LOGO]



                      MANAGEMENT'S DISCUSSION AND ANALYSIS



                   FOR THE THREE MONTHS AND NINE MONTHS ENDED

                               SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 4, 2009

The following interim management's discussion and analysis (MD&A) updates our annual MD&A included in our 2008 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

Forward-Looking Statements are outlined under the Outlook, Risks and Uncertainties section of this press release. The major assumptions made in preparing our second half guidance are outlined below and include, but are not limited to:

- Wholesale fertilizer prices through the fourth quarter of 2009 approximating current benchmark prices;

- Wholesale and Retail fertilizer sales volumes higher than levels in the same quarter of 2008 reflecting the uncertainty that existed last fall;

- Retail fertilizer gross margin percentages significantly above the 10 percent realized in the fourth quarter of 2008 (including the impact of net realizable value adjustments);

- North American weather patterns providing for a fall fertilizer application season of potentially lesser length when compared to recent years;

- Chinese potash contract negotiations not settling in the fourth quarter of 2009;

- Wholesale production volumes slightly lower than the same quarter of 2008 with potash production operating significantly below capacity due to market driven outages;

- Urea sales price to Argentine growers approximating import prices rather than a government capped price;

- Average NYMEX gas pricing for the fourth quarter approximating $4.70/MMBtu;
and,

- An effective tax rate for the fourth quarter of 29 percent.

(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2009 third quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

The major assumptions excluded in preparing our second half guidance are outlined below, but are not limited to:

- The exclusion from the guidance range of stock-based compensation expense with a $1.00 change in stock price approximating a $0.01 change in earnings per share;

- The exclusion from the guidance range of mark-to-market gains or losses on non-qualifying hedge positions settling in future periods; and,

- Exclusion from the guidance range of earnings impacts relating to Agrium's proposed acquisition of CF Industries Holdings, Inc. ("CF") during the fourth quarter.

2009 Third Quarter Operating Results

NET EARNINGS

Agrium's third quarter consolidated net earnings were $26-million, or $0.16 diluted earnings per share, compared to net earnings of $367-million, or $2.31 diluted earnings per share, for the same quarter of 2008. Consolidated net earnings for the first nine months of 2009 were $336-million, or $2.13 diluted earnings per share, compared to $1.2-billion, or $7.54 diluted earnings per share, for the same period last year. Net earnings before interest expense and income taxes ("EBIT") were $63-million for the third quarter of 2009 compared with EBIT of $567-million for the third quarter of 2008. EBIT for the first nine months of 2009 was $550-million compared with EBIT of $1.8-billion for the same period last year. A reconciliation of EBIT to net earnings is provided in the section "Non-GAAP Measures". Consolidated gross profit in the third quarter of 2009 was $397-million, a $651-million decrease compared to the third quarter of 2008. Consolidated gross profit in the first nine months of 2009 was $1.6-billion, a $1.1-billion decrease compared to $2.7-billion for the same period of 2008. The decreases in quarter-over-quarter and year-over-year EBIT and gross profit were primarily due to lower selling prices for most products and reduced potash sales volumes. For discussion on the performance of each business unit, see section "Business Segment Performance".

Expenses were $159-million lower in the third quarter of 2009 compared to the same period last year due to the absence of the significant losses on derivative financial instruments which occurred in the third quarter of 2008, lower Retail selling expenses from decreases in performance incentives and lower potash profit taxes, partially offset by higher stock-based compensation expense. Expenses were $173-million higher in the first nine months of 2009 compared to the same period last year due to significantly lower gains on derivative financial instruments and an increase in Retail selling expenses resulting from the inclusion of the UAP business since May 5, 2008, partially offset by lower potash profit taxes.

The effective tax rate was 30 percent for the third quarter of 2009, relatively unchanged from 31 percent for the same period last year. The effective tax rate was 28 percent for the first nine months of 2009 compared with 32 percent for the corresponding period in 2008. The lower tax rate was due to a higher proportion of income earned in lower taxed jurisdictions in 2009 offset by Canadian income tax on the foreign exchange gains related to our U.S. dollar-denominated debt.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail's 2009 third quarter net sales were $1.2-billion, compared to $1.6-billion in the third quarter of 2008. Gross profit was $254-million in the third quarter of 2009, compared to $416-million for the same period last year, while Retail EBIT was $31-million in the third quarter of 2009, versus EBIT of $121-million in the third quarter of 2008.

Crop nutrient net sales were $345-million this quarter compared to $588-million in the same quarter last year. The decrease was due to the significant decline in crop nutrient prices across all products. While crop nutrient volumes this quarter were similar to the same period last year, they were lower than anticipated due to the late harvest in the Midwest United States. Gross profit for crop nutrients was $31-million this quarter compared to the record third quarter results of $160-million achieved in the third quarter of 2008. Crop nutrient margins averaged 9 percent in the third quarter of 2009, unchanged from the previous quarter and compared to 27 percent in the third quarter of 2008. The reduction in margins and profit compared to last year was due to lower overall crop nutrient prices, declining price environment for most products during the quarter and the liquidation of high cost positions. We anticipate crop nutrient margins to improve in the fourth quarter as fertilizer pricing appears to have stabilized for nitrogen and phosphate, and higher cost inventories have been depleted.(1) Sales volumes and margins in our South American operations were also lower this quarter than the same period last year due to fertilizer price depreciation and an approximate 50 percent decline in planted wheat acres as a result of the severe drought.

Crop protection net sales were $768-million in the third quarter of 2009, a 12 percent decrease from the $874-million in sales for the same period last year. This was due to lower volumes for fungicides and lower pricing for glyphosate products. Gross profit this quarter was $169-million, a decrease of $22-million over last year's $191-million. Crop protection product margins as a percentage of net sales were 22 percent for the third quarter of 2009, unchanged from the same period last year. The relative strength in earnings from this product line in a difficult agricultural environment illustrates the benefits of the diversity in our Retail business.

Net sales for seed, services and other decreased by 14 percent to $114-million this quarter, from $132-million in the third quarter of 2008. Gross profit was $54-million in the third quarter of 2009, compared to $65-million for the same period last year. Seed sales were $37-million in the third quarter of 2009, a decrease of 29 percent over the same period last year. Gross profit from seed sales were $7-million this quarter compared to $14-million in the third quarter of 2008. Application services revenues were $48-million and gross profit was $33-million this quarter, both lower than last year's strong results. This was due to about a 40 percent decline in application of crop health products this summer, resulting from the combination of lower crop prices and a sizeable increase in plant health product prices.

(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2009 third quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

Retail selling expenses for the third quarter of 2009 were $200-million, a 15 percent decline over last year's level, primarily due to lower performance incentives earned and reduced fuel and equipment lease costs. Selling expenses as a percentage of net sales in the third quarter of 2009 were slightly higher on a quarter over quarter basis.

Wholesale

Wholesale's net sales were $658-million for the third quarter of 2009 compared to $1.6-billion for the third quarter of 2008. Gross profit was $133-million in the third quarter of 2009, a $520-million reduction from the record third quarter for 2008 of $653-million. EBIT of $83-million in the third quarter of 2009 was significantly lower than the $412-million earned in the third quarter of 2008. The main factor impacting the quarter over quarter results were lower sales prices across all three nutrients and lower potash sales volumes.

Nitrogen gross profit was $80-million this quarter, compared to $204-million in the same quarter last year. Nitrogen prices were lower than last year across all products for both benchmark and Agrium's realized prices. Domestic ammonia and urea volumes were similar to third quarter of 2008, while our international Profertil sales volumes were significantly higher than last year due primarily to the impact of production outages in 2008. Nitrogen cost of product was $196 per tonne this quarter, significantly lower than the $351 per tonne in the third quarter of 2008. The lower production cost was a result of lower North American gas prices. Agrium's nitrogen margins averaged $87 per tonne this quarter, compared with $243 per tonne in the third quarter of last year. Urea margins were lower than last year but remained well over $100 per tonne this quarter. Ammonia margins were lower than the previous quarter due to the greater proportion of sales to industrial customers that occurs in the third quarter relative to the second and fourth quarters.

Agrium's overall natural gas cost was $4.01/MMBtu (including gas hedging) in the third quarter of 2009 versus $9.02/MMBtu in the third quarter of 2008. The U.S. benchmark (NYMEX) natural gas price for the third quarter of 2009 was $3.41/MMBtu, versus $10.09/MMBtu in the same quarter last year and $3.60/MMBtu in the second quarter of 2009. The AECO (Alberta) basis differential was $0.69/MMBtu for the third quarter of 2009.

Potash gross profit was $56-million in the third quarter of 2009 versus $202-million in the third quarter of 2008. The average sales price was $399 per tonne this quarter, down from $655 per tonne for the same period last year. Sales volumes were 273,000 tonnes, down 28 percent from the same period last year. Both international and domestic demand remained significantly lower than normal due to continued uncertainty in international markets and the cautious approach to replenishing stocks by retailers and distributors in North America. Cost of product on a per tonne basis was $194 per tonne or $71 per tonne higher than for the same quarter last year due to lower operating rates resulting in fixed costs being allocated over fewer sales tonnes, but this quarter's costs on a per tonne basis were significantly lower than the preceding quarter due to fixed operating costs being allocated over greater sales volumes. Gross margin was $205 per tonne compared with $532 per tonne in the third quarter of last year.

Phosphate gross profit was a loss of $1-million, compared to a profit of $195-million in the same quarter last year. While sales volumes were higher than the same quarter last year, realized sales prices averaged $368 per tonne, compared to the record $1,321 per tonne price achieved in the same quarter last year. Phosphate cost of product was $371 per tonne, or $137 per tonne lower than the third quarter of 2008, primarily due to lower sulphur and ammonia costs combined with lower rock costs at our Canadian production facility.

Gross profit for the Purchase for Resale business in the third quarter of 2009 was a loss of $13-million versus a gross profit of $31-million for the same period last year. The majority of the quarter over quarter variance is due to the significant drop in sales prices and sales volumes in our North and South American businesses. This was offset partially by the profitability of our CMF distribution acquisition.

Wholesale expenses were $204-million lower in the third quarter of 2009 than the same period last year due primarily to a combined $165-million loss from natural gas and power derivatives reported in the third quarter of 2008. The third quarter of 2009 reported realized losses of $29-million and mark-to-market gains of $31-million on the derivatives. This variance in derivative valuations was also complemented by a decrease in potash profit and capital taxes of $34-million from the same period in 2008, due mainly to lower potash sales volumes and prices combined with tax credits received for higher capital expenditures on our potash growth projects.

Advanced Technologies

Advanced Technologies' third quarter 2009 net sales were $60-million compared to $90-million in the third quarter of 2008. Net sales and gross profit were impacted by reduced volumes and margins in turf and ornamental due to lower household expenditures and golf course budgetary cuts as a result of slower economic growth. ESN (our controlled release product for broad acreage coverage) net sales were 70 percent lower in the third quarter of 2009 when compared to the same period in 2008. Sales volumes of ESN were 41 percent lower and sales prices were almost 50 percent lower in the third quarter of 2009 due to increased uncertainty and lower prices for UAN in particular.

Gross profit for Advanced Technologies was $11-million for the quarter, compared with $25-million for the same period last year, while EBITDA was $4 million, a decrease of $13-million versus the comparable period in 2008. The reduction in EBITDA was due to weaker demand and margins for the turf, ornamental, and agricultural products as a result of the depressed economy and fertilizer market.

Selling, general and administrative costs for Advanced Technologies were $2-million higher in the third quarter of 2009 when compared to the same period in 2008. This was primarily due to the new turf and ornamental operations and the relocation of the segment's corporate offices to Loveland, Colorado.

Other

EBIT for our other non-operating business unit for the third quarter of 2009 was a loss of $51-million, a decrease of $75-million compared to earnings of $24-million for the third quarter of 2008. The decrease in quarter-over-quarter EBIT reflected an increase in stock-based compensation expense driven by an increase in our share price in the third quarter of 2009 compared to a decrease in the comparative period of 2008, partially offset by lower inter-company gross profit eliminations. EBIT for Other for the first nine months of 2009 was a loss of $34-million, a decrease in loss of $55-million over the loss of $89-million for the same period of 2008. The change in EBIT for the first nine months of 2009 reflected the benefit of gross profit deferred on the sale of Wholesale products to Retail in 2008 which was recognized when Retail sold these products to external customers in 2009. This was partially offset by higher foreign exchange losses for the 2009 nine month period.

FINANCIAL CONDITION

The following table outlines changes to working capital on our Consolidated Balance Sheets in the nine-month period ended September 30, 2009.

--------------------------------------------------------------------------------
As at
(millions of                Sep 30,   Dec 31,            Explanation of the
 U.S. dollars)                2009      2008    Change    change in balance
--------------------------------------------------------------------------------
Current assets
 Cash and cash                  225       374     (149)           See discussion
  equivalents                                                  under the section
                                                                  "Liquidity and
                                                             Capital Resources".

 Accounts receivable          1,869     1,223      646     Increased receivables
                                                           from increased Retail
                                                                sales and higher
                                                           Retail vendor rebates
                                                                 receivable from
                                                               chemical and seed
                                                            sales; and draw-down
                                                                 on our accounts
                                                                      receivable
                                                                  securitization
                                                              facility in Q4'08.
                                                                Partially offset
                                                           by federal income tax
                                                              refund received in
                                                                          Q1'09.

 Inventories                  1,992     3,047   (1,055)      Lower Wholesale and
                                                                Retail inventory
                                                           volumes and decreases
                                                              in input costs and
                                                              fertilizer prices.

Prepaid expenses                263       475     (212)             Drawdown of
 and deposits                                                 pre-bought Retail
                                                               inventory due to
                                                           seasonal selling and
                                                             reduced restocking,
                                                             partially offset by
                                                            costs related to the
                                                                     proposed CF
                                                                acquisition. See
                                                            discussion under the
                                                               Section "Business
                                                                   Acquisition".

Marketable securities           108        --      108            Purchase of CF
                                                            shares in Q1'09. See
                                                            discussion under the
                                                               Section "Business
                                                                   Acquisition".

--------------------------------------------------------------------------------
Current liabilities
 Bank indebtedness              163       610     (447)       Repayment in Q1'09
                                                             of certain variable
                                                             rate loans taken in
                                                               Q4'08 to meet UAP
                                                                 working capital
                                                           requirements; removal
                                                                 of EAgrium bank
                                                               indebtedness as a
                                                                   result of the
                                                                 deconsolidation
                                                                 of EAgrium; and
                                                            overall reduction in
                                                                 working capital
                                                                          needs.

Accounts payable and          1,716     2,200     (484)              Decrease in
 accrued liabilities                                          Wholesale customer
                                                              prepayments due to
                                                                 slowdown in the
                                                               fertilizer market
                                                            and unstable prices;
                                                              drawdown in Retail
                                                           customer prepayments;
                                                                 decreased trade
                                                                 payables due to
                                                              lower input costs,
                                                             partially offset by
                                                           extended vendor terms
                                                                    at year end.

------------------------------------------------------------------------------
Working capital               2,578     2,309      269
------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $229-million in the third quarter of 2009, compared with $300-million in the same period of 2008. Driving this quarter-over-quarter change was a $341-million decrease in net earnings, a $244-million decrease in unrealized losses on derivative financial instruments, and a $132-million non-cash decrease in future income tax liabilities. This was partially offset by a $124-million increase in stock-based compensation expense and a $511-million increase in non-cash working capital where the decrease in accounts payable and accrued liabilities was more than offset by reductions in accounts receivable and inventory resulting from lower sales volumes and input costs.

Cash provided by operating activities was $500-million in the first nine months of 2009, a $127-million increase from the same period of last year. Driving the year-over-year change was the unusually high change in non-cash working capital in 2008 that occurred when inventory increased significantly reflecting the price escalation that occurred in the agricultural sector in 2008, partially offset by a $862-million decrease in net earnings and a $492-million non-cash decrease in future income tax liabilities.

Below is a summary of our inventory balances as at September 30, 2009 and December 31, 2008:

--------------------------------------------------------------------------------
Inventories:                                                   At             At
--------------------------------------------------------------------------------
(millions of U.S. dollars)                           Sep 30, 2009   Dec 31, 2008
--------------------------------------------------------------------------------
Wholesale                                                     515            946
Retail:
 Crop nutrient                                                427          1,031
 Crop protection                                              943            829
 Seed                                                          46            176
 Other                                                         18             19
Advanced Technologies                                          43             46
--------------------------------------------------------------------------------
                                                            1,992          3,047
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Cash used in investing activities decreased by $171-million due to lower capital expenditures in the third quarter of 2009. Cash used in investing activities decreased by $2.9-billion in the first nine months of 2009 due to the UAP acquisition in the second quarter of 2008 and lower capital expenditures in the first nine months of 2009.

We expect our total capital expenditures for 2009 to be in excess of 10 percent lower than the $450-million previously disclosed in our 2008 annual MD&A, as we have chosen to defer several projects and initiatives into 2010.

Cash used by financing activities was $164-million in the third quarter of 2009 compared with $8-million in the same period of 2008. Cash used in financing activities was $291-million in the first nine months of 2009, compared with cash provided by financing of $1.6-billion in the same period of 2008. The quarter-over-quarter and year-over-year changes reflected the issuance of long-term debt and bank indebtedness of $1.2-billion used to finance the UAP acquisition, a pay-down of our bank indebtedness in the first nine months of 2009, and funds received from non-controlling interests in the third quarter of 2008. These changes were partially offset by $240-million repayment primarily related to EAgrium non-recourse debt in the third quarter of 2008.


--------------------------------------------------------------------------------
Short-term credit facilities
 available at Sep 30, 2009 (a) (b)                 Total   Unutilized   Utilized
--------------------------------------------------------------------------------
(millions of U.S. dollars)
North American revolving credit facilities
 expiring 2010 and 2012(c)                           835          790         45
European credit facilities expiring in 2009          248          179         69
South American credit facilities
 expiring 2009 to 2012                               138           89         49
--------------------------------------------------------------------------------
                                                   1,221        1,058        163
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

a) In addition to the facilities detailed in this table, we have committed facilities of $1.4 -billion for the CF acquisition.
b) As of September 30, 2009, a total of $200-million was available from our accounts receivable securitization facility. For further information, see discussion under the section "Off-Balance Sheet Arrangements" on page 75 of our 2008 Annual Report.
c) Outstanding letters of credit at September 30, 2009 of $72-million reduce unutilized credit available under the facilities to $718-million.


OUTSTANDING SHARE DATA

The number of outstanding shares as at October 31, 2009 was 157 million. As at October 31, 2009, there were approximately 1.1 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.

There were no shares repurchased during the first nine months of 2009 under our normal course issuer bid, which expired on October 5, 2009.


SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

                                   2009                        2008         2007
                   -------------------------------------------------------------
                       Q3     Q2     Q1     Q4     Q3     Q2     Q1     Q4    Q3

Net sales          $1,844  4,090  1,753  1,941  3,113  3,870  1,107  1,426   989
Gross profit          397    890    273    522  1,048  1,261    392    533   305
Net earnings
 (loss)                26    370    (60)   124    367    636    195    172    51
Earnings
 (loss) per
 share
  -basic            $0.16   2.36  (0.38)  0.79   2.32   4.03   1.24   1.25  0.38
  -diluted          $0.16   2.35  (0.38)  0.79   2.31   4.00   1.23   1.24  0.38
                   -------------------------------------------------------------

The agricultural products business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America. In addition, our acquisition of UAP on May 5, 2008 impacts the comparability of quarterly results.

BUSINESS ACQUISITION

On February 25, 2009, Agrium submitted a proposal to the board of directors of CF to acquire all of the capital stock of CF for cash and Agrium shares at $72.00 per CF share, or a total of approximately $3.6-billion, based on the closing price of Agrium shares on February 24, 2009. Agrium would fund the cash portion through available liquidity and committed financing. The board of directors of CF rejected Agrium's proposal on March 9, 2009, and to date has refused to engage in negotiations with Agrium respecting an acquisition.

On March 16, 2009, Agrium commenced an exchange offer for all of the outstanding shares of CF (the "Offer"), pursuant to which CF stockholders would receive $31.70 in cash plus one common share of Agrium for each CF share. The Offer is subject to a number of conditions, including the negotiation of a definitive merger agreement and regulatory approvals under Canadian and U.S. antitrust legislation. The Canadian Competition Bureau and the Federal Trade Commission (United States) are reviewing the transaction. On March 27, 2009, Agrium announced an increase in the cash portion to $35.00, for an aggregate consideration not to exceed $1.8-billion in cash and 50.2 million shares. On May 11, 2009, Agrium announced an increase in the cash portion to $40.00 for an aggregate cash consideration not to exceed $2.01-billion. The CF board of directors has rejected the Offer. The Offer and withdrawal rights will expire on November 13, 2009, unless extended.

On October 18, 2009, Agrium entered into an agreement with Terra Industries Inc. to sell a portion of Agrium's Carseland nitrogen facility to Terra, conditional on the closing of Agrium's proposed acquisition of CF. Under the terms of the Carseland transaction, Terra will pay Agrium approximately $250-million in cash for 50 percent of the Carseland facility, or approximately 340,000 tonnes of urea and over 60,000 tonnes of net ammonia on an annual basis and certain U.S. assets. The purchase price for the 50 percent of Carseland is at a similar forward multiple to that which Agrium is offering for CF. Agrium has also entered into a conditional supply arrangement with Terra for a long-term, competitively priced supply of approximately 175,000 tonnes of nitrogen products from Terra's facilities. Agrium continues to believe this agreement will address regulatory concerns under Canadian competition law in connection with its offer to acquire CF. Agrium also expects to refile its Hart-Scott-Rodino notification shortly with the FTC.

Agrium is fully committed to acquiring CF and intends to continue to press the board of directors of CF to execute a mutually beneficial merger agreement for our respective shareholders. Agrium has had extensive discussions with CF shareholders, who have advised Agrium that they favour a combination between Agrium and CF and want the CF board to engage in discussions with us. Agrium is prepared to increase its Offer further if CF can demonstrate additional value.

On October 30, 2009, the Toronto Stock Exchange (TSX) granted conditional listing approval of the 50.2 million Agrium common shares to be issued in connection with Agrium's proposed acquisition of CF, subject to customary conditions. The listing of the Agrium common shares is not conditional on the approval of such issuance by Agrium shareholders. During February 2009, we acquired 1.2 million shares of CF at an average cost of $52.34 for the total consideration of $65-million, the maximum allowed under FTC regulations. The shares are classified for accounting purposes as available for sale financial instruments with changes to the fair value being recorded in other comprehensive income. At September 30, 2009, the fair value of the CF shares was $107-million.

EGYPT NITROGEN PROJECT

In the third quarter of 2008, we entered into an agreement with MOPCO, whereby MOPCO would acquire EAgrium and all related contractual obligations through a share exchange. The share exchange was completed on January 26, 2009, which resulted in our owning 26 percent of MOPCO. We account for our investment in MOPCO in the Wholesale business unit using the equity method.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The Canadian Institute of Chartered Accountants' Accounting Standards Board has published its strategic plan for convergence of Canadian generally accepted accounting standards with IFRS as issued by the International Accounting Standards Board. The changeover date for Canadian publicly accountable enterprises is January 1, 2011 and will require restatement of comparative figures.

Agrium is currently in the design and development phase of its IFRS transition plan. To date, progress remains on plan for a successful IFRS implementation.

At this time, the full impact of transitioning to IFRS on the Company's future financial position and future operational results is not reasonably determinable or estimable. We continue to assess the available transitional exemption options along with the accounting policies under IFRS and the resulting impacts.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings before interest expense and income taxes) and EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

The following is a reconciliation of EBITDA and EBIT to net earnings as calculated in accordance with GAAP:

                                            Three Months Ended September 30

                                                2009
                   ---------------------------------------------------------
(millions of                                Advanced
 U.S. dollars)     Retail   Wholesale   Technologies   Other   Consolidated
-----------------------------------------------------------------------------
EBITDA                 57         115              4     (49)           127
Depreciation and
 amortization          26          32              4       2             64
----------------------------------------------------------------------------
EBIT                   31          83              -     (51)            63
----------------------------------------------------------------------------
Interest expense                                                        (26)
Income taxes                                                            (11)
----------------------------------------------------------------------------
Net earnings                                                             26
----------------------------------------------------------------------------
----------------------------------------------------------------------------

                                                2008
                  ----------------------------------------------------------
(millions of                                Advanced
 U.S. dollars)     Retail   Wholesale   Technologies   Other   Consolidated
----------------------------------------------------------------------------
EBITDA                148         439             17      35            639
Depreciation and
 amortization          27          27              7      11             72
----------------------------------------------------------------------------
EBIT                  121         412             10      24            567
----------------------------------------------------------------------------
Interest expense                                                        (32)
Income taxes                                                           (168)
----------------------------------------------------------------------------
Net earnings                                                            367
----------------------------------------------------------------------------
----------------------------------------------------------------------------

                                             Nine Months Ended September 30

                                                2009
                  ----------------------------------------------------------
(millions of                                Advanced
 U.S. dollars)     Retail   Wholesale   Technologies   Other   Consolidated
----------------------------------------------------------------------------
EBITDA                296         438             22     (28)           728
Depreciation and
 amortization          76          83             13       6            178
----------------------------------------------------------------------------
EBIT                  220         355              9     (34)           550
Interest expense                                                        (84)
Income taxes                                                           (130)
----------------------------------------------------------------------------
Net earnings                                                            336
----------------------------------------------------------------------------
----------------------------------------------------------------------------

                                                2008
                  ----------------------------------------------------------
(millions of                                Advanced
 U.S. dollars)     Retail   Wholesale   Technologies   Other   Consolidated
----------------------------------------------------------------------------
EBITDA                592       1,456             42     (75)         2,015
Depreciation and
 amortization          58          84             15      14            171
----------------------------------------------------------------------------
EBIT                  534       1,372             27     (89)         1,844
----------------------------------------------------------------------------
Interest expense                                                        (70)
Income taxes                                                           (576)
----------------------------------------------------------------------------
Net earnings                                                          1,198
----------------------------------------------------------------------------
----------------------------------------------------------------------------

BUSINESS RISKS

The information presented on business risks on pages 85 - 90 in our 2008 Annual Report has not changed materially since December 31, 2008.

CONTROLS & PROCEDURES

There have been no changes in our internal control over financial reporting during the nine months ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Grain and oilseed prices were under pressure throughout much of the third quarter due to favorable 2009/10 crop prospects in North America, leading to crop yield prospects that are much higher now than early in the year. Despite the second consecutive year of robust grain production, global grain inventories are currently projected to remain relatively flat in 2009/10 because of continued demand growth. Most economists forecast that global economic growth will turn positive in the fourth quarter which is an additional positive for grain and oilseed demand prospects.

Positive global economic indicators have contributed to higher commodity prices over the past couple of months, which along with the delayed U.S. harvest, has led to a recent increase in grain and oilseed prices. At current prices and forecasted input cost levels, 2010 returns on most crop production budgets are significantly higher than the outlook for 2009 a year ago.

The delayed harvest could delay purchases of crop protection products in the fourth quarter of 2009 and impact retail crop nutrient sales volumes. However, with an improvement in prospective crop margins in 2010 and increased U.S. planted area due to land coming out of the Conservation Reserve Program, the outlook for 2010 is positive. Analyst forecasts for U.S. corn and soybean area in 2010 both exceed 2009 levels.

Recent demand from Pakistan and India has provided support to nitrogen markets. Going forward there are several positive drivers that could impact the market, including the recent reduction in offshore urea imports to North America which has led to a relatively tight supply and demand balance. The Fertilizer Institute (TFI) reported that North American urea inventories were 11 percent below 2008 levels at the end of September. On the supply side, increased crude oil prices will impact formula-based gas contracts in Western Europe, lending support to the nitrogen floor price for the rest of 2009 and into 2010. UAN supplies will increase in late November when new capacity comes on stream in Trinidad.

A risk to North American nutrient demand for all three nutrients is the significant delay in the U.S. harvest, which will delay and may severely limit fall applications. Any significant reduction in fall applications is expected to be largely made up for in the spring 2010 application season.

India has been a key driver to the global phosphate market throughout 2009. Similar to nitrogen, buyers are cautious of taking positions, notably with uncertainty surrounding the impact of Chinese phosphate exports at the lower export tax beginning October 16, 2009. It appears that the domestic Chinese phosphate prices are higher than global alternatives, which will limit the export pressure. Going forward, a more stable price is likely to attract demand late in the fourth quarter and early 2010 as South American buyers re-enter the market. U.S. DAP/MAP inventories, according to TFI data were down 33 percent from 2008 levels and 23 percent from the 5-year average at the end of September. Though they were slightly higher than August inventories, inventories were the second lowest since November 2007.

Spot demand for potash has continued to be slow, driven primarily by buyer caution due to uncertainty surrounding new supply agreements with China. In contrast, since a supply agreement has been put in place, India has been importing a significant volume with over 800,000 tonnes arriving in September alone. The TFI reported that North American potash inventories declined for the third consecutive month and are down 15 percent from the peak in June 2009, but remain more than double the 5-year average. There has been a significant reduction in global potash demand in the past year, and the current low level of demand is unsustainable. The major uncertainty to the potash market is the Chinese supply agreement and analysts expect that once the uncertainty is removed, significant latent demand will re-surface as the global distribution system needs to be re-filled.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the MD&A section of the Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, CF's failure to accept Agrium's proposal and enter into a definitive agreement to effect the transaction, timing and final terms of completion of the proposed CF acquisition, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, weather conditions, crop prices, the future supply, demand and price level for our major products, capital costs being significantly different than projected, including costs associated with major projects, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium's facilities, the exchange and tax rates for U.S., Canada and Argentina and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, the ongoing global financial conditions and changes in credit markets; a potential inability for MOPCO to raise the required capital or the failure of the Egyptian government to issue all necessary approvals to complete the MOPCO expansion as planned, Egyptian and Argentinean governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF's reports filed with the SEC. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.